AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

05010921

17 August 2005

SUPPL

RECEIVED SEP 0 6 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 185

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 16 August 2005, Re: Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature; and

2) Financial Results Announcement dated 16 August 2005, Re: Quarterly Report for the fourth quarter ended 30 June 2005.

Please contact the undersigned if you have any query.

PROCESSED
SEP 0 8 2005
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 9/7

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **16/08/2005 05:24:36 PM**
Reference No **AA-050816-3A725**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Amsteel Corporation Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the proposed renewal of shareholders' mandate for recurrent related party transactions of a revenue or trading nature at the forthcoming Thirtieth Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary 16 AUG 2005

Form Version 2.0

Financial Results

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **16/08/2005 06:27:31 PM**
Reference No **AA-050816-96F65**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30/06/2005**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

*** Financial Year End** : **30/06/2005**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

AMSTEEL4q05.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2005**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2005	30/06/2004	30/06/2005	30/06/2004
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary 16 AUG 2005

1	Revenue	151,876	335,311	447,724	2,421,041
2	Profit/(loss) before tax	5,208	37,976	3,316	126,671
3	Profit/(loss) after tax and minority interest	21,926	21,806	6,614	23,717
4	Net profit/(loss) for the period	21,926	21,806	6,614	23,717
5	Basic earnings/(loss) per share (sen)	1.65	1.64	0.50	1.78
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.1300	0.1200

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2005 16	30/06/2004 16	30/06/2005 16	30/06/2004 16
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	68,440	57,019	199,482	330,991
2	Gross interest income	7,624	9,516	26,737	24,196
3	Gross interest expense	62,815	52,819	195,601	205,354

Remarks :

Note: The above information is for the Exchange internal use only.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary 16 AUG 2005

AMSTEEL CORPORATION BERHAD

(Incorporated in Malaysia) (20667-M)

Interim Report for the

Fourth Quarter Ended

30 June 2005

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim Report For The Fourth Quarter Ended 30 June 2005
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/6/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2004 RM'000	CURRENT YEAR TO DATE 30/6/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2004 RM'000
Revenue		151,876	335,311	447,724	2,421,041
Operating expenses		(129,900)	(440,322)	(314,185)	(2,266,760)
Other operating income		46,464	162,030	65,943	176,710
Profit from operations		68,440	57,019	199,482	330,991
Finance costs		(62,815)	(52,819)	(195,601)	(205,354)
Share in results of associated companies and joint-ventures		(417)	33,776	(565)	1,034
Profit before taxation		5,208	37,976	3,316	126,671
Taxation	17	17,610	(10,129)	6,484	(59,368)
Profit after taxation		22,818	27,847	9,800	67,303
Minority interests		(892)	(6,041)	(3,186)	(43,586)
Net profit for the period / year		21,926	21,806	6,614	23,717
Earnings per share (sen)	25				
- Basic		1.65	1.64	0.50	1.78
- Diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/6/2005 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2004 RM'000
Property, plant and equipment		558,740	714,114
Land held for property development		360,510	284,919
Investment properties		-	225,713
Associated companies		178,860	197,050
Interest in joint-ventures		31	31
Long term investments		1,411,740	1,291,918
Deferred expenditure		160	217
Goodwill on consolidation		52,460	58,193
Deferred tax assets		2,762	2,741
Current assets			
- Short term investments		61,512	95,767
- Inventories		150,036	87,761
- Property development costs		198,118	180,755
- Trade receivables		116,025	86,921
- Other receivables, deposits and prepayments		563,700	624,898
- Deposits, cash and bank balances		278,774	146,749
		1,368,165	1,222,851
Current liabilities			
- Trade payables		59,557	62,684
- Other payables		451,908	440,060
- Short term borrowings	21	374,078	682,051
- Tax liabilities		17,160	30,813
		902,703	1,215,608
Net current assets		465,462	7,243
		3,030,725	2,782,139
Share capital		1,331,175	1,331,175
Reserves		(1,100,396)	(1,117,726)
Shareholders' funds		230,779	213,449
Minority interests		24,307	51,977
Long term borrowings	21	2,745,921	2,487,508
Deferred tax liabilities		21,404	20,815
Deferred payables		8,314	8,390
		3,030,725	2,782,139
Net tangible assets per share (RM)		0.13	0.12

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2005 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2004	1,331,175	230,188	197,201	569,375	(2,114,490)	213,449
Negative goodwill	-	-	-	(124)	-	(124)
Transfer from / (to) capital reserve	-	-	-	12,000	(12,000)	-
Net translation loss on equity of foreign subsidiary companies	-	-	-	7,867	-	7,867
Equity accounting for share of net assets of foreign associated companies	-	-	-	(1,944)	-	(1,944)
Reversal of revaluation reserve previously realised due to aborted sales	-	-	3,742	-	(3,742)	-
Revaluation surplus of investment properties	-	-	2,918	-	-	2,918
Realisation of reserve on disposal of subsidiary companies	-	-	(5,822)	-	5,822	-
Realisation of reserve on liquidation of subsidiary companies	-	-	-	1,999	-	1,999
Net profit for the year	-	-	-	-	6,614	6,614
Balance at 30 June 2005	1,331,175	230,188	198,039	589,173	(2,117,796)	230,779
Balance at 1 July 2003	1,331,175	230,188	224,612	575,126	(2,135,488)	225,613
Negative goodwill	-	-	-	11,331	-	11,331
Transfer from / (to) capital reserve	-	-	-	29,491	(29,491)	-
Revaluation reserve realised on disposal of freehold land	-	-	(26,772)	-	26,772	-
Net deficit on revaluation of investment properties offset against previous revaluation surplus	-	-	(4,201)	-	-	(4,201)
Net translation loss on equity of foreign subsidiary companies	-	-	3,562	(5,757)	-	(2,195)
Equity accounting for share of net assets of local and foreign associated companies	-	-	-	7,986	-	7,986
Translation loss upon equity accounting for share of net assets of foreign associated companies	-	-	-	(2,649)	-	(2,649)
Realisation of reserve on disposal of associated companies	-	-	-	(24,161)	-	(24,161)
Realisation of reserve on disposal of subsidiary companies	-	-	-	(21,992)	-	(21,992)
Net profit for the year	-	-	-	-	23,717	23,717
Balance at 30 June 2004	1,331,175	230,188	197,201	569,375	(2,114,490)	213,449

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/6/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2004 RM'000
OPERATING ACTIVITIES		
Profit before taxation	3,316	126,671
Adjustments for:		
Non-cash items (mainly depreciation and amortisation)	58,156	47,251
Non-operating items (mainly finance costs)	37,016	49,911
Operating profit before changes in working capital	98,488	223,833
Changes in working capital:		
Net changes in current assets	76,074	(316,301)
Net changes in current liabilities	10,462	160,723
Others (mainly tax paid)	(8,977)	(19,834)
	176,047	48,421
INVESTING ACTIVITIES		
Net cash inflow from the disposal of investments	14,202	13,280
Proceed from disposal of subsidiary companies	220,684	-
Proceed from disposal of discontinued operations, net of cash and bank balances disposed	-	(71,625)
Proceed from disposal of an associated company	-	226,850
Others	(47,229)	94,988
	187,657	263,493
FINANCING ACTIVITIES		
Bank borrowings	(5,753)	(4,629)
Redemption/repayment of Bonds and USD Debts	(221,276)	(400,256)
Decrease/(Increase) of fixed deposits earmarked for Bonds and USD Debts redemption	14,310	(10,195)
Others (mainly effect of exchange rate changes and interest paid)	4,479	(23,603)
	(208,240)	(438,683)
Net changes in cash and cash equivalents	155,464	(126,769)
Cash and cash equivalents at beginning of period	117,476	244,245
Cash and cash equivalents at end of period	272,940	117,476

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2004)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2004.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2004 except for the adoption of new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no qualifications on the audit report of the preceding year's financial statement. However, the auditors drew attention to the financial position of the Group concerning the portion of ACB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects.

4. Unusual items

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

There were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date other than the partial redemption/repayment of its Bonds and USD Debts amounting to RM221.3 million.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the current financial year-to-date is as follows:

	Total sales RM'000	Inter-segment sales RM'000	External sales RM'000	Segment results RM'000
Property	248,237	(11)	248,226	45,901
Investment holding & others	219,737	(37,929)	181,808	131,997
Plantation	9,615	-	9,615	318
Retail and distribution	8,075	-	8,075	(238)
	485,664	(37,940)	447,724	177,978
Loss on disposal of subsidiary companies				(2,682)
Unallocated cost				(2,551)
Interest income				26,737
Finance costs				(195,601)
Share in results of associated companies and joint-ventures				(565)
Profit before taxation				3,316

9. Valuation of investment properties

The valuation of property, plant and equipment have been brought forward without any amendments from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

There were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date except for the disposal of Lion Seremban Parade Sdn Bhd and Lion Ipoh Parade Sdn Bhd as disclosed in note 20.

12. Changes in contingent liabilities or contingent assets

	RM'000
Unsecured	
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000

The contingent liability arises out of indemnity contracts whereby Avenel Sdn Bhd, a subsidiary of the Company, agrees to indemnify in full, litigation suits and any other claims brought by third parties against a subsidiary company of Lion Forest Industries Berhad ("LFIB"). LFIB is a former subsidiary company of the Group.

13. Review of performance

After divesting its retail operations, the Group recorded a lower revenue of RM447.7 million for the current financial year-to-date as compared to the preceding year of RM2,421.1 million and correspondingly, lower profit from operations was registered for the period under review. Currently, property and investment holding segments are the main contributors to the Group's profits.

14. Comparison with the preceding quarter's results

The Group's revenue improved by 30.8% from the preceding quarter of RM116.1 million to RM151.9 million for this quarter mainly due to the increase in revenue from the property and investment holding divisions.

The Group posted a profit before tax of RM5.2 million as compared to the previous quarter of RM7.9 million. The lower profit before tax was attributable to higher finance costs and share of losses from the associated companies.

15. Prospects

With the completion of the disposal of its two shopping centres in the current quarter, the Group will continue to improve its performance in the property development segment and rationalise its operation in the plantation sector in the next year.

16. Profit forecast/profit guaranteed

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2004 RM'000	CURRENT YEAR TO DATE 30/6/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2004 RM'000
Income tax				
Current year	(15,580)	10,618	(7,300)	54,490
Over provision in prior years	(2,833)	(1,259)	(3,484)	(1,241)
Deferred tax	120	(2,236)	783	(2,236)
	(18,293)	7,123	(10,001)	51,013
Share in taxation of associated companies	683	3,006	3,517	8,355
	(17,610)	10,129	(6,484)	59,368

The effective tax rate of the Group for the current quarter and current financial year-to-date are lower than the statutory tax rate mainly due to certain income not subject to tax and utilisation of tax losses.

18. Profit/(loss) on sale of unquoted investments and/or properties

	CURRENT YEAR QUARTER 30/6/2005 RM'000	CURRENT YEAR TO DATE 30/6/2005 RM'000
Profit/(loss) on sale of properties	-	(921)

19. Quoted securities

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :

	CURRENT YEAR QUARTER 30/6/2005 RM'000	CURRENT YEAR TO DATE 30/6/2005 RM'000
Total sale proceeds	-	14,202
Total profit/(loss) on disposal	-	(75)

The Group's investments in quoted securities as at end of the reporting period are as follows:

	As at 30/6/2005 RM'000
At cost	199,748
At book value	126,641
At market value	97,512

20. Status of corporate proposals

Date of Announcement	Subject	Status
9.11.2004, 9.12.2004, 13.12.2004, 27.1.2005, 2.3.2005, 8.3.2005, 16.3.2005, 1.4.2005, 18.4.2005, 4.5.2005 10.5.2005, 31.5.2005, 15.6.2005 and 30.6.2005	(i) Proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd ("LIPSB") for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value of RM164.520 million to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GmbH ("Purchaser") on completion ("Proposed Disposal of LIPSB"); and (ii) Proposed disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd ("LSPSB") for a cash consideration of RM0.70 and the settlement of inter-company balances based on the property asset value of RM65.838 million to be adjusted for the net trade assets/liabilities to be taken over by the Purchaser on completion ("Proposed Disposal of LSPSB").	Approvals obtained from: (a) Foreign Investment Committee on 7.12.2004; (b) the land authorities on endorsement of title of Ipoh Parade and Seremban Parade on 23.11.2004 and 9.12.2004 respectively; (c) Bank Negara Malaysia on 25.1.2005; (d) the Securities Commission on 14.3.2005 (e) the Lenders of the Company on 23.3.2005; and (f) the shareholders of the Company on 4.5.2005. The Proposed Disposal of LSPSB and LIPSB was completed on 10.5.2005 and 30.6.2005 respectively.

Status of utilisation of proceeds from corporate proposals

Please refer to Appendix 1(ii).

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at end of the reporting period are as follows :

	Short term RM'000	Long term RM'000	Total RM'000
Bank borrowings			
Secured	47,774	6,341	54,115
Unsecured	28,271	-	28,271
	76,045	6,341	82,386
Bonds and USD Debts			
Secured	298,033	2,739,580	3,037,613
Total	374,078	2,745,921	3,119,999

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign currency '000	RM'000
Ringgit Malaysia		966,009
US Dollar	558,021	2,120,480
Chinese Renminbi	61,579	28,271
Others		5,239
		3,119,999

22. <u>Off balance sheet risk financial instruments</u>

There were no financial instruments with off balance sheet risk at the date of this report.

23. <u>Changes in material litigations</u>

(i) Tafco Development Sdn Bhd ("Tafco") has filed Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur ("the Petition") against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of the Company. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The matter was consolidated with that of Writ of Summons No. S1-22-546 of 2002 on 16 January 2003.

The third party legal charge dated 31 December 1997 has now been discharged. Pursuant thereto, the Respondents have applied to strike out the Petition. The mention date for the application to strike out the Petition fixed on 22 November 2005.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

(ii) Ariffin Haji Ismail Plantations Sdn Bhd ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn Bhd ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn Bhd ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilised by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

23. Changes in material litigations (cont'd)

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgment on 5 November 2003 and the Court had allowed Ambang Maju's application to amend its Statement of Defence on 1 April 2004. The matter is fixed for further mention on 22 November 2005.

The Directors have been advised that Ambang Maju has a reasonable defence to the claim.

(iii) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court of Malaya at Kuala Lumpur against Amsteel Equity Capital Sdn Bhd ("AEC") and nine (9) others wherein it was alleged, inter alia, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The matter is now fixed for further mention on 2 September 2005.

The Directors have been advised that AEC has a defence to the claim.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Earnings per share

Basic

Earnings per share is calculated by dividing the Group's net profit for the period/year by the weighted average number of ordinary shares in issue of 1,331.2 million.

Diluted

The diluted earnings per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

Conditions imposed by Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the GWRS which include the requirements to disclose the following:

Status of the Proposed Divestment Programme ("PDP")

(i) Status of assets to be divested

Stages of assets to be divested	PDP (Per GWRS)	Concluded Sales			Proceeds Received				
		Up to Dec 2004	Current Year 2005		Up to Dec 2004	Current Year (Jan - Dec 2005)			
			Current Quarter	Year to date		Current Quarter	Year to date	Projected to Dec'05	Full Year
	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil
By December 2002									
Steel manufacturing assets	10.00	10.00	-	-	10.00	-	-	-	-
Warehouse	3.14	3.14	-	-	3.14	-	-	-	-
Equity interest in property holding company	38.73	38.73	-	-	38.73	-	-	-	-
Listed shares in financial services company	70.00	70.00	-	-	70.00	-	-	-	-
Listed shares in industrial products company	25.86	25.86	-	-	25.86	-	-	-	-
Listed shares	3.22	-	-	-	-	-	-	-	-
By December 2003									
Equity interest/assets in financial services company	74.32	42.25	-	-	42.25	-	-	-	-
Equity interest in retailing companies	127.47	127.47	-	-	127.47	-	-	-	-
Shares in unlisted/listed companies, freehold land, factory and shoplots in Parade	158.63	55.91	-	-	55.91	-	-	-	-
By December 2004									
Leasehold land	4.86	11.83	-	-	11.83	-	-	-	-
Equity interest in retailing companies	315.45	315.45	-	-	125.79	-	-	115.43	115.43
Freehold land, property holding and shoplots in Parade	348.29	4.91	-	-	4.91	-	-	-	-
By December 2005									
Equity interest in retailing companies	12.87	12.87	-	-	12.87	-	-	-	-
Hotel and freehold land	240.71	-	-	-	-	-	-	-	-
By December 2006									
Equity interest in retailing companies	93.23	12.52	-	-	12.52	-	-	-	-
Freehold land, unlisted shares in companies, shopping centres, golf club and medical centre	1,063.76	-	220.70	220.70	220.70	220.70	220.70	-	220.70
Total	2,590.54	730.94	220.70	220.70	761.98	220.70	220.70	115.43	336.13

The Group will, if necessary, divest other assets which are not part of the PDP, to redeem/repay the ACB Bonds and USD Debts.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

1. Conditions imposed by Securities Commission ("SC") pertaining to the GWRS (cont'd)

Status of the Proposed Divestment Programme ("PDP") (cont'd)

(ii) Transactions completed during the previous financial year and utilisation of the divestment proceeds received

	Proposed utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM mil	RM mil	RM mil
1. Disposal by Shanghai Lion Food Industry Co Ltd of a factory building for a cash consideration of approximately RM12.85 million.			
(i) Estimated expenses	2.79	2.79	-
(ii) Redemption/repayment of ACB Bonds and USD Debts	10.06	10.06	-
	12.85	12.85	-
2. (a) Disposal of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad, at a cash consideration of RM1.00 per share; and			
(b) The entire equity interest in the Parkson retail group for an aggregate consideration of RM364.23 million and the settlement of inter company balances of RM104.08 million to be satisfied by cash payment of RM144.82 million, deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks for a total cash consideration of RM695.03 million.			
(i) Estimated expenses	1.62	0.65	0.97
(ii) Redemption/repayment of ACB Bonds and USD Debts	693.41	477.28	216.13
	695.03	477.93	217.10
3. (a) Disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd for a cash consideration of RM0.70 and the settlement of inter-company balances for a total cash consideration of RM63.45 million; and			
(b) Disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances for a total cash consideration of RM158.85 million.			
(i) Estimated expenses	1.60	1.60	-
(ii) Redemption/repayment of ACB Bonds and USD Debts	220.70	220.70	-
	222.30	222.30	-

1. Conditions imposed by Securities Commission ("SC") pertaining to the GWRS (cont'd)

Status of the Proposed Divestment Programme ("PDP") (cont'd)

(ii) Transactions completed during the previous financial year and utilisation of the divestment proceeds received (cont'd)

Divestment of other assets not in the Proposed Divestment Programme	Proposed utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM mil	RM mil	RM mil
4. Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") to SCB Developments Berhad ("SCB Dev") (now known as Boustead Properties Berhad) comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000 and settlement of debts owing by OJSB to the Company and novation and assumption by the Company of certain liabilities of OJSB amounting to RM201.0 million for an amount of RM113.85 million, satisfied in the following manner: (i) RM10.00 million in cash; and (ii) the balance paid in the form of 23.11 million ordinary shares of RM1.00 each in SCB Dev valued at RM4.50 each. Settlement of outstanding amounts owing to Itochu Corporation, Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd.	114.00	37.49	@ 76.51

Notes:

@ *The unutilised portion is represented by SCB Dev shares deposited in a pledged securities account. Dividends and proceeds from disposal of these shares will be utilised to meet scheduled principal and interest payment.*

(iii) Plans to overcome any projected shortfall

The Group will continue to actively seek potential buyers for the assets/companies under its PDP.